SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Myrexis, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

62856H107
(CUSIP Number)

Mark Goldstein First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105 (212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 4 of 6 Pages

This constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D previously filed by the Reporting Persons on December 24, 2009 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on September 30, 2010 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on December 2, 2010 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D filed on November 7, 2012 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D"), with respect to shares of common stock, par value $0.01 per share (the "Shares") of Myrexis, Inc. (the "Issuer"). Capitalized terms used herein and not defined in this Amendment No. 4 have the meanings as set forth in the Schedule 13D.  This Amendment No. 4 amends Item 5 as set forth below.  This Amendment No. 4 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) As of the close of business on November 12, 2012, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 3 is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise indicated, all of the transactions in Shares listed on Schedule A hereto were effected in the open market.

(e) November 12, 2012.

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2012

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND LTD.

By:	FIRST EAGLE INVESTMENT MANAGEMENT, LLC,
Its Investment Manager

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

CUSIP No. 62856H107	SCHEDULE 13D/A	Page 6 of 6 Pages

SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 3

The following table sets forth all transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 3.  Unless otherwise indicated, all trades were effected in the open market through brokers and include brokerage commissions.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/12/2012	(2,500,000)	2.7488
11/12/2012	(99,236)	2.7055